Exhibit 99.3

TSX: EZM; AMEX: EZM

NEWS RELEASE

December 22, 2005	Release 23-05

EUROZINC TO BEGIN TRADING ON THE
AMERICAN STOCK EXCHANGE

EuroZinc Mining Corporation (“EuroZinc” or the “Company”) is pleased to announce that it has received conditional approval for the listing of its common shares on the American Stock Exchange (“AMEX” or the “Exchange”). The approval is contingent upon the Company being in compliance with all applicable listing standards on the date it begins trading on the Exchange, and may be rescinded if the Company is not in compliance with such standards.

The Company’s shares are expected to commence trading on AMEX on Friday, December 23, 2005, under the ticker symbol “EZM”. The Company’s market specialist will be J. Streicher & Co. L.L.C. EuroZinc will continue to trade on the Toronto Stock Exchange, also under the symbol “EZM”.

EuroZinc’s CEO, Colin K. Benner, commented, “we are very pleased to be listed on the American Stock Exchange with the benefits that we expect to derive from this listing. We will be one of the few base metal mining companies listed on AMEX, which we expect will provide enhanced visibility and liquidity for the Company in a very significant investment market.”

EuroZinc is a Canadian based company engaged in the acquisition, exploration, development and mining of base and precious metal deposits internationally.

For further information please contact:

Colin K. Benner	Ron Ewing	Troy Winsor
Vice Chairman and CEO	Executive Vice President	Manager, Investor Relations
(604) 681-1337	(604) 681-1337	1-888-225-9662

The TSX has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Certain of the information contained herein constitutes "forward-looking statements" within the meaning of the Private Litigation Reform Act of 1995 of the United States. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of EuroZinc Mining Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, tonnes of ore milled, geological, technical, and mining or processing problems. Although EuroZinc Mining Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements.

EuroZinc Mining Corporation, 1601 – 543 Granville Street, Vancouver, B.C.  V6C 1X8

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com